Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

January 18, 2011

Item 3.  News Release

A news release dated January 18, 2011 was disseminated through CNW Newswire.

Item 4.  Summary of Material Change

The Company intends to conduct a normal course issuer bid ("NCIB") to purchase for resale approximately 2,000,0000 to 3,000,000 of its common shares, subject to approval of the Toronto Stock Exchange (the "Exchange").

Item 5.1  Full Description of Material Change

The Company intends to conduct a NCIB to purchase for re-sale approximately 2,000,0000 to 3,000,000 of its common shares representing approximately 4.3% to 6.5% of its public float, to a maximum aggregate acquisition cost of approximately $1,000,000. The NCIB is subject to approval of the Exchange.

Share purchases under the NCIB will be conducted through the facilities of the Exchange. The actual number of shares purchased, and the timing of any such purchases, will be determined by the Company, in accordance with the rules of the Exchange.

The application for the NCIB is being implemented because management is of the view that the Company’s stock is currently undervalued. The Company has not purchased any of its common shares through a normal course issuer bid during the past 12 months.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

January 18, 2011.